November 1, 2023

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: David Plattner

Re:	Kellner Group

AIM ImmunoTech Inc.

Preliminary Proxy Statement filed by Ted D. Kellner, Todd Deutsch, and Robert L.

Chioini

Filed October 13, 2023

File No. 001-27072

Ladies and Gentlemen:

This letter is being submitted on behalf of the filing persons of the above referenced preliminary proxy statement (as revised as of the date hereof, the “Proxy Statement”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), as set forth in your letter dated October 20, 2023 (the “Comment Letter”).

The text of the Comment Letter has been reproduced herein with a response below the numbered comment. Defined terms used herein but not otherwise defined shall have the meaning set forth in the Proxy Statement, unless otherwise specified.

November 1, 2023

Voting and Proxy Procedures, page 28

1.	Please correct the references to “our common stock” on page 29.

In response to the Staff’s comment, the references to “our common stock” on page 29 have been revised.

General

2.	On the proxy card, please put the Kellner Group Nominees in alphabetical order by last name. See Rule 14a-19(e)(4).

In response to the Staff’s comment, the proxy card has been revised to list the Kellner Group Nominees in alphabetical order by last name.

3.

We note the disclosure on the proxy card that indicates that stockholders “should not check more than four boxes in total (whether ‘FOR’ or ‘WITHHOLD’) under Proposal 1.” We also note the related statement on page 29. Please remove, or advise as to why such disclosure exists. If the reason for such disclosure is the concern that “WITHHOLD” votes may be counted for overvote purposes, it is our understanding that such concern is no longer relevant.

In response to the Staff’s comment, the disclosure in the Proxy Statement has been revised on page 29 and on the proxy card to remove the disclosure indicating that stockholders “should not check more than four boxes in total (whether ‘FOR’ or ‘WITHHOLD’) under Proposal 1.”

Please do not hesitate to contact me at (216) 861-6697 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

John J. Harrington